Exhibit 12.1

Warner Chilcott Limited

Ratio of Earnings to Fixed Charges

Warner Chilcott’s ratio of earnings to fixed charges was as follows for the periods presented:

	Fiscal Year Ended September 30,			Transition Period Quarter Ended December 31,		Year Ended December 31,		Six Months Ended June 30,
	Predecessor			Predecessor		Successor		Successor
	2002	2003	2004	2003	2004	2005	2006	2006	2007
				(Unaudited)				(Unaudited)	(Unaudited)
Ratio of earnings to fixed charges	2.7x	11.8x	18.5x	14.7x	(1)	(1)	0.1x	0.4x	1.1x

For purposes of these computations, earnings consist of income from continuing operations before income taxes plus fixed charges, plus the amortization of capitalized interest, less interest capitalized. Fixed charges include interest on indebtedness from both continuing and discontinued operations, amortization of debt issuance costs, capitalized interest and the portion of lease rental expense representative of interest. In the opinion of management, we estimate the interest component of lease rental expense to be one third of lease rental expense.

(1)	For the quarter ended December 31, 2004 and the year ended December 31, 2005, our earnings were insufficient by $17.5 million and $569.8 million, respectively, to cover our fixed charges for such periods.